SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-29816

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Triad Hospitals, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Triad Hospitals, Inc.

5800 Tennyson Parkway

Plano, Texas 75024

(214) 473-7000

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Triad Hospitals, Inc. Retirement Savings Plan

As of December 31, 2005 and 2004, and for the Year ended December 31, 2005

Triad Hospitals, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004,

and for the Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

Triad Hospitals, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Triad Hospitals, Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

Dallas, Texas

May 19, 2006

Triad Hospitals, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Cash	$1,714,532	$—
Investments:
Triad Hospitals, Inc. common stock	61,254,350	53,253,538
Triad Hospitals, Inc. common stock (unallocated)	47,076,000	55,815,000
Registered investment companies	679,867,267	598,909,372
Common collective trusts	152,611,493	148,455,511
Participant loans	14,879,813	12,627,867

Total investments	955,688,923	869,061,288

Receivables:
Participant contributions	1,357,066	1,214,185
Employer matching contribution	987,723	885,174
Employer supplemental contribution	27,529,145	25,702,818
Interest and dividends	996,691	860,011

Total receivables	30,870,625	28,662,188

Total assets	988,274,080	897,723,476

Liabilities
Note payable to Triad Hospitals, Inc.	12,367,767	15,997,686
Other	289,396	288,495

Total liabilities	12,657,163	16,286,181

Net assets available for benefits	$975,616,917	$881,437,295

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Investment income:
Net appreciation in fair value of investments	$36,284,211
Interest and dividends	11,159,080

47,443,291
Contributions:
Participants	69,649,183
Employer matching	16,806,546
Employer retirement	4,669,769
Employer supplemental	27,529,145
Rollovers	7,943,973

Total contributions	126,598,616

Total additions	174,041,907

Deductions
Benefits paid to participants	75,446,274
Interest expense	1,039,850
Administrative expenses	3,376,161

Total deductions	79,862,285

Net increase	94,179,622

Net assets available for benefits at beginning of year	881,437,295

Net assets available for benefits at end of year	$975,616,917

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of Triad Hospitals, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Triad Hospitals, Inc. (the Company or Triad) was formed May 11, 1999 (the Closing Date) upon completion of a spin-off by HCA Inc. (HCA). Triad established the Plan effective on the Closing Date.

The Plan replaced benefits previously provided by HCA through the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan, Columbia/HCA Salary Deferral Plan, Columbia/HCA Healthcare Corporation Stock Bonus Plan, HealthTrust, Inc. 401(k) Retirement Program, and/or the EPIC Healthcare Group, Inc. Profit Sharing Plan (collectively referred to hereinafter as the Prior Plans).

The Plan is a defined contribution plan which provides retirement, disability, and death benefits for substantially all of the employees of the Company. The Plan covers employees of the Company who have at least two months of service. Employees whose employment is subject to a collective bargaining agreement (unless such agreement provides to the contrary) and leased employees are not entitled to participate in the Plan. All individuals who were employed by the Company on the Closing Date and who were active participants in one or more of the Prior Plans became participants of the Plan on the Closing Date. A component of the Plan operates as a leveraged employee stock ownership program (Employer Retirement) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 1, 2005, the Company purchased Deaconess Hospital. Employees of Deaconess Hospital were eligible to participate in the Plan effective immediately.

Effective October 1, 2005, the Company acquired Baptist Montclair Hospital. Employees of Baptist Montclair Hospital became eligible to participate in the Plan effective January 1, 2006.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

During 2005, the Company sold Central Arkansas Hospital, Phoenix Surgicenter, Osborn Ambulatory Surgical, Samaritan Surgicenter of Arizona, Good Samaritan Surgicenter, Desert Samaritan Surgicenter, Thunderbird Samaritan SC, Valley Lutheran Surgicenter and Union Hills Surgery Ctr., LP. Additionally, during 2005, the Company divested its interest in Lake City Community Hospital. Upon the effective date of each of these events, the affected employees were no longer eligible to contribute to the Plan.

Contributions

Upon completion of two months of service, as defined by the Plan, non-highly compensated and highly compensated participants may voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants’ contributions) in amounts up to 50% and 13% of their annual compensation, respectively. Additionally, participants may also roll over amounts representing distributions from other qualified plans.

The Company contributes, on behalf of each participant, an amount equal to 50% of the first 3% of the participant’s compensation contributed to the Plan.

The Company makes an Annual Employer Contribution, which is allocated to eligible participants. For a participant to be eligible to receive their portion of the Annual Employer Contribution, the participant must have been employed by the Company on the first day of the Plan year, have completed at least one year of service, and, as of the last day of the Plan year, must have been actively employed.

The Annual Employer Contribution calculation is based on the following schedule:

Years of Service on Last Day of Plan Year	Allocation as a Percent of Participant’s Compensation
Less than 5	2
5 but less than 10	3
10 or more	5

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Annual Employer Contribution consists of an ESOP Contribution (Employer Retirement Contribution) equal to 300,000 shares of Triad Hospitals, Inc. common stock (Triad common stock) (see Note 3) at the present market value on December 31 relating to the Note Payable to Triad (see Note 4), and any remaining amount due, if necessary, is remitted to the Plan in the form of cash (Employer Supplemental Contribution).

Participants may direct all participant contributions, the Employer Matching Contribution and the Employer Supplemental Contribution to several different Plan investment options, except Triad common stock. The Employer Retirement Contribution is remitted in Triad common stock and is non-participant-directed until a participant has obtained age 55.

Effective December 31, 2001, Barberton Union Employees were allowed to participate in the Plan. However, they are excluded from receiving Employer Matching Contributions and Annual Employer Contributions (consisting of the Employer Retirement Contribution and the Employer Supplemental Contribution).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and Employer Matching Contribution, and the participant’s allocation of the applicable Employer Retirement and any Employer Supplemental Contributions, and investment earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested with respect to their participant contributions plus earnings (including the net appreciation (depreciation) in fair value) thereon. Vesting of the Employer Matching, Employer Retirement and Employer Supplemental Contributions plus earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

All balances transferred from the Prior Plans and associated earnings are 100% vested, with the exception of the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan and the Columbia/HCA Healthcare Corporation Stock Bonus Plan. Vesting provisions for former participants of these plans are based on years of continuous service. These participants are vested 20% after three years of service. An additional 20% is vested with each additional year of service until the participant becomes fully vested after seven years of service.

Participant Loans

Participants may borrow from their account subject to a minimum of $1,000, and up to a maximum of $50,000 less the highest outstanding loan balance in the preceding twelve months, or the lesser of 50% of vested balances in all accounts available for loans, as defined by the Plan. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions. The interest rate is determined based on the prime rate charged by The Northern Trust Company (the Trustee or Northern).

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant becomes 100% vested and may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump sum or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are available for a participant upon attainment of age 59 1/2. Hardship withdrawals are available for a participant experiencing qualifying circumstances.

Forfeited Accounts

Forfeitures attributable to Employer Retirement Contributions are allocated to accounts of participants employed on the last day of the Plan year in which such forfeitures are created, pro rata based on participants’ Employer Retirement Contribution account balances. During the year ended December 31, 2005, $1,026,825 of forfeitures

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

attributable to Employer Retirement Contributions were allocated to participants’ accounts. Any other forfeitures are utilized to reduce the Employer Matching Contribution and any Employer Supplemental Contribution. During the year ended December 31, 2005, these other forfeited amounts, totaling $3,115,744, were used to reduce the Employer Supplemental Contribution made to the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at fair value based on its quoted market price. Units of common collective trusts are valued based on the fair value of the underlying assets as determined by the Trustee. Participant loans are valued at their carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses are paid by the Plan.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 1999, the Plan purchased 3,000,000 shares of Triad common stock for use in connection with the Employer Retirement component of the Plan (Employer Retirement stock). The Employer Retirement stock is held in a secondary trust which is administered by U.S. Trust Company, N.A. (the Secondary Trustee). The Employer Retirement stock is collateral for the Triad Note (see Note 4). As payments are made on the Triad Note, shares are released from collateral based upon the ratio of principal and interest paid during the period over the total principal and interest payments due under the Triad Note. Released shares are allocated to participant accounts in accordance with the Employer Retirement allocation. Participants do not have any investment discretion regarding the Employer Retirement stock allocated to their accounts. Participants can direct the voting of Employer Retirement stock allocated to their accounts. The Secondary Trustee votes any unallocated Employer Retirement stock and any allocated Employer Retirement stock for which the Secondary Trustee did not receive voting directions proportionately in accordance with the voting directions that were received. As of December 31, 2005, a total of 2,100,000 shares in total have been released from collateral.

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During 2005, the Plan’s investments (including investments bought, sold, and held during the period) appreciated in value as follows:

Registered investment companies	$29,250,691
Common collective trust	1,293,719
Triad Hospitals, Inc. Common Stock	5,739,801

$36,284,211

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is:

2005
Triad Hospitals, Inc. Common Stock	$108,330,350
Core Equity Fund	150,369,446
PIMCO Total Return Fund	156,064,469
Invesco Stable Value Fund	252,044,439
Janus Small Cap Value Fund	154,821,141
Julius Baer International Equity Fund	75,052,729

2004
Triad Hospitals, Inc. Common Stock	$109,068,538
Core Equity Fund	146,006,952
PIMCO Total Return Fund	142,231,011
Invesco Stable Value Fund	224,416,462
Janus Small Cap Value Fund	142,104,189
Julius Baer International Equity Fund	56,233,228

4. Note Payable to Triad

In June 1999, the Plan borrowed $34,500,000 from the Company and used the proceeds to purchase the Employer Retirement stock (see Note 3). The Note Payable to Triad (Triad Note) is to be repaid annually in equal annual installments of $4,669,769 (principal and interest) over a period of ten years at 6.5% interest. The Triad Note requires the Company to make Employer Retirement Contributions in amounts sufficient to cover the required principal and interest payments. The Triad Note is collateralized by the Employer Retirement stock. Making the payment under the Triad Note results in shares of Triad common stock being released from collateral under the Triad Note.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Note Payable to Triad (continued)

The Company has no rights against the shares once the Employer Retirement stock is allocated to participant accounts. As of December 31, 2005, payments due under the Triad Note and the schedule for release of Employer Retirement stock from collateral are as follows:

	Principal	Shares of Stock to Be Released
2006	$3,865,864	300,000
2007	4,117,145	300,000
2008	4,384,758	300,000

	$12,367,767

5. Non-Participant-Directed Employer Retirement Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed Employer Retirement investments is as follows:

	December 31, 2005
	Allocated	Unallocated
Net assets:
Cash	$1,714,532	$—
Triad Hospitals, Inc. common stock (1,561,416 shares allocated and 1,200,000 shares unallocated)	50,417,494	47,076,000
Collective short-term investment fund	444,567	—
Note payable to Triad	—	(12,367,767)

	$52,576,593	$34,708,233

	December 31, 2004
	Allocated	Unallocated
Net assets:
Triad Hospitals, Inc. common stock (1,431,161 shares allocated and 1,500,000 shares unallocated)	$41,903,967	$55,815,000
Note payable to Triad	—	(15,997,686)

	$41,903,967	$39,817,314

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant-Directed Employer Retirement Investments (continued)

	Year ended December 31, 2005
	Allocated	Unallocated
Net appreciation in fair value of investments	$3,553,614	$3,030,000
Interest	25,033	—
Employer retirement contribution	—	4,669,769
Benefits paid to participants	(5,060,225)	—
Transfers	12,157,076	(11,769,000)
Interest expense	—	(1,039,850)
Administrative expenses	(2,872)	—

	$10,672,626	$(5,109,081)

6. Related Party Transactions

Certain Plan investments in the collective short-term investment fund are managed by Northern. Northern is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain plan investments in the Company’s common stock are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with regard to their Employer Matching Contribution, Employer Retirement and Employer Supplemental Contributions.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$975,616,917	$881,437,295
Amounts allocated to withdrawing participants	(544,078)	(194,056)
Deemed distributions	(396,065)	(457,140)

Net assets available for benefits per the Form 5500	$974,676,774	$880,786,099

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Benefits paid to participants per the financial statements	$75,446,274
Add: Amounts allocated to withdrawing participants at December 3l, 2005	544,078
Less: Amounts allocated to withdrawing participants at December 3l, 2004	(194,056)

Benefits paid to participants per Form 5500	$75,796,296

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of deemed distributions per the financial statements for the year ended December 31, 2005, to Form 5500:

Deemed distributions per the financial statements	$—
Add: Deemed distributions at December 31, 2005	396,065
Less: Deemed distributions at December 31, 2004	(457,140)

Deemed distributions per the Form 5500	$(61,075)

The financial statements differ from the Form 5500 due to the Form 5500 recording deemed distributions and amounts allocated to withdrawing participants.

10. Subsequent Events

Effective January 1, 2006, the Company sold Gulf Coast Medical Center, Pampa Regional Medical Center and Medical Park Hospital. Effective December 31, 2005, the Plan participants employed by these hospitals were no longer eligible to contribute to the Plan. In March 2006, $18,767,519 of Plan assets was transferred out of the Plan related to these employees.

Effective February 1, 2006, the Company acquired Gateway Medical Center and Massillon Hospital. Effective March 19, 2006, employees of these hospitals became eligible to participate in the Plan.

Supplemental Schedule

Triad Hospitals, Inc. Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN: 75-2816101 Plan #: 001

December 31, 2005

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Triad Hospitals, Inc.	Common Stock (Employer Retirement stock/non-participant-directed)	$28,579,536	$97,493,494
*	Triad Hospitals, Inc.	Common Stock	**	10,836,856
	STI Classic Capital Appreciation Trust	Core Equity Fund	**	150,369,446
	Pacific Investment Management Company	PIMCO Total Return Fund	**	156,064,469
	Invesco	Invesco Stable Value Fund	**	252,044,439
	Janus Funds	Janus Small Cap Value Fund	**	154,821,141
	Julius Baer	Julius Baer International Equity Fund	**	75,052,729
	Barclays Global Investors	BGI Equity Index H Fund	**	41,884,489
*	The Northern Trust Company	Collective Short-Term Investment Fund	**	2,242,047
*	Participant Loans	General purpose loans, interest rates ranging from 4% to 10.5%	—	14,879,813

				$955,688,923

*	Party-in-interest
**	Reporting not required because investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Hospitals, Inc. Retirement Savings Plan

Date: June 28, 2006	By	/s/ Susan Bolger
Susan Bolger Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	18